**Harbor View Advisors, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 63,676 |
| ACCOUNTS RECEIVABLE FROM CUSTOMERS | | 51,250 |
| PREPAID EXPENSES | | 23,231 |
| FIXED ASSETS, NET | | 180,315 |
| | $ | 318,472 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 22,042 |
| Deferred lease payable | | 7,844 |
| LEASE COMMITMENT (NOTE 5) | | |
| MEMBER's EQUITY | | 288,586 |
| | $ | 318,472 |

The accompanying notes are an integral part of these financial statements